U.S. Bancorp Fund Services, LLC
615 East Michigan Avenue
Milwaukee, Wisconsin 53202

March 14, 2014

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	EntrepreneurShares Series Trust (the “Trust”)
File No.: 811-22436
Amended Form N-CSR for the Trust

Dear Sir or Madam:

        This Form N-CSR filing is being performed to correct a filing error that was recently discovered.  On September 6, 2013, a Form N-CSR was filed with the U.S. Securities and Exchange Commission (“SEC”) (see Accession Number 0000894189-13-005131).  However, the auditor’s opinion included a typographical error that dated the opinion August 29, 2013 rather than August 28, 2013.  Per instructions from Investment Management staff at the SEC, we are filing an amended Form N-CSR, with the corrected opinion date, to remedy the matter. As requested, the disclosure certifications will also be updated to the filing date.

If you have any questions, concerning the foregoing, please contact the undersigned at (612) 360-9276.

Sincerely,

/s/ David Cragg
David Cragg
EntrepreneurShares Series Trust